Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

April 19, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp.
Current Report on Form 8-K
Filed February 10, 2012
Amendment No. 1 to Current Report on Form 8-K
Filed February 21, 2012
Amendment No. 2 to Current Report on Form 8-K
Filed February 28, 2012
File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated March 26, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 3 to the Company’s Form 8-K was filed with the Commission via EDGAR on April 18, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to the Form 8-K.

Service and Program, page 4

1.
We note your disclosure that you use “best of breed” equipment with “proprietary technology” to create your products. Please clarify which of your products are proprietary and which of the products you sell are the products of third party manufacturers. Please also clarify which products you manufacture, if any, and what proprietary technology you utilize to create your products. Please disclose whether you utilize third parties in manufacturing your products.

Company response: The Company has added the following disclosure to page 4:

Our portable hydroponic trailers, The Big Bud and Little Bud, are custom fabricated proprietary cultivation systems.  In addition, our magnetic ballasts, cultivation tents, digital atmospheric controllers and recycling timers, as well as our line of nutrients, are all proprietary in that they are uniquely marketed under our trade-name or have features designed by us that are unique to our products.  Third parties manufacture all of our products, with the exception of the mobile hydroponic units, which are built by us locally.  We work closely with these factories to institute the features or changes we want to make them “proprietary” in nature.

2.
We note your disclosure that you create solutions for “the cultivation of indoor agriculture.” From your website at http://www.growopltd.com and various news reports, it appears that some of your products are targeted at growers of medical marijuana. If material, please revise your disclosure as appropriate to discuss this market.  Please also, to the extent material, revise your disclosure under “Government Regulations and Approvals” and “Risk Factors” as necessary to clarify the regulatory environment that affects your sales to this market, including the regulatory environment that applies to your intended customers.

Company response:  The Company has added the following disclosure to page 4:

Our products are interchangeable for all agriculture, medical cannabis included.  16 States currently have some form of medical cannabis legalization/decriminalization laws, and we believe that another 10 states will have some form of voting regarding legislation of medical cannabis legalization/decriminalization laws in the next 24 months.  Hydroponic equipment, including our line, can be used to cultivate cannabis and we believe that some of our customers are medical cannabis growers.  We do not believe that federal or any state laws prohibit us from selling our products to medical cannabis growers.

Additionally, the following risk factor has been added to page 8:

It is possible that federal or state legislation could be enacted in the future which would prohibit us from selling our products to medical cannabis growers, and if such legislation is enacted, our revenues could decline, leading to a loss in your investment.

There is currently no federal or state regulation that regulates the sale indoor cultivation equipment to medical cannabis growers.  We believe that a material portion of our product sales are to medical cannabis growers.  If federal and/or state legislation is enacted which prohibits the sale our hydroponic growing equipment to medical cannabis growers, our revenues would decline, leading to at least a loss of a material portion of your investment.

3.
Please provide additional detail regarding your claim that your products are used by Fortune 500 Companies. Specifically, in light of the fact that you have not identified any 10% customers, please explain in more detail the reason for identifying “Fortune 500 Companies” as users of your products.

Company response:  The Company’s products are utilized by one Fortune 500 company.  Accordingly, the Company has changed the text “Fortune 500 companies” on pages 2, 4, 8 and 10 to “a Fortune 500 company.”  The referenced Fortune 500 company is Bayer, a pharmaceutical company on the Fortune 500 list.

4.
Please clarify which of your products can be found at specialty retailers throughout the United States. Please also quantify the portion of your revenues that are derived from sales through third parties retailers.

Company response:  The Company has added the following disclosure to page 4:

All of our products listed on www.growopltd.com can be found at retailers around the United States.  We have limited selling our retail products directly, and 95% of the sales of our GrowOp brand are done through retailers.  All commercial sales are done directly.  Currently our retail sales make up over 95% of our total sales.

Commercial AG, page 4

5.	Please disclose whether you have any formal arrangement or written contracts with Bayer Crop Sciences.

Company response:  The Company has added the following disclosure to page 4:  “We do not have a formal agreement or written contract with Bayer Corp Sciences and have only made sales of certain of our products to Bayer Crop Sciences.”

Competition, page 5

6.	Please expand your current disclosure to provide a meaningful discussion of the competitive landscape. Your present disclosure appears to indicate that there is no current competition.

Company response:  The Company has added the following disclosure to the competition section on page 5:

Three main manufacturers and distributors currently dominate the maket in which we compete: Sunlight Supply, Hydrofarm and BWGS.  These companies have been in business for several years, and we estimate they collectively make up over 50% of the market.  In addition, there are several smaller distribution companies competing for market share.  We believe that pricing is a primary driver in capturing market share, and that offering similar products at discounted pricing helps reduce the barriers to entry.  The 3 large retailers have both the size and scope to create significant barriers to entry for smaller companies like Terra Tech.  In the commercial market there are several companies that provide agricultural hydroponic equipment to large-scale farmers.  These companies are relatively fragmented and generally focus on a few core proprietary items.

Intellectual Property, page 5

7.	Please reconcile your disclosure here with the third risk factor on page 8.

Company response:  The Company has revise its disclosure under the Intellectual Property section on page 8 so that it now states, “We rely on a combination of trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, which are primarily our brand names, product designs and marks.  We do not own patents.”

Risk Factors, page 5

8.	Please revise your second risk factor to clarify how this risk applies to your company.

Company response:  The Company has removed the second risk factor (the first risk factor on page 5) because it does not relate to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 10

9.
Please amend this filing to expand your MD&A discussion to include a discussion of the material items affecting your results of operations and the underlying causes for material changes to the extent necessary to an understanding of your business as a whole. In this regard, provide a comparative analysis of the changes in your revenues, cost of goods sold and selling, general and administrative expenses for the periods presented in the financial statements. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Company response:  The Company has change the title of the “Revenue” section on page to “Revenue and Expenses” and added the following disclosure thereunder:

Total revenues for the nine months ended September 30, 2011 totaled $630,329, an increase of $56,535 or 9.9% from the period March 16, 2010 to December 31, 2010 which totaled $573,794.

Gross profits for the nine months ended September 30, 2011 amounted to $190,019 for a 30% gross margin as compared to -20% in the period March 16, 2010 to December 31, 2010.  Gross profits increased $306,043 for the nine months ended September 30, 2011 compared to ($116,024) the period March 16, 2010 to December 31, 2010.  The increase in the gross margin is a result of changing the business focus from the retro fitting of trailers to manufacture and sales of hydroponic and lighting components.

After deducting $776,185 of selling, general and administrative expenses, the Company realized an operating loss of $586,166 for the nine months ended September 30, 2011.  Operating losses of $586,166 increased $8,153 or 1.4% compared to the period March 16, 2010 to December 31, 2010 operating loss of $578,013.  The increase in selling, general and administrative of $314,196 or 68% compared to $416,989 for the period ended March 16, 2010 to December 31, 2010.  The major increases were caused by the changing the business focus.  Professional services increased by $56,598 or 96% to $115,442 for the nine months ended September 30, 2011 versus $58,844 for the period March 16, 2010 to December 31, 2010.  Salaries increased by $37,500 or 50% to $112,500 for the nine months ended September 30, 2011 versus $75,000 for the period March 16, 2010 to December 31, 2010.   Outside consultants increased by $54,559 or 47% to $171,885 for the nine months ended September 30, 2011 versus $117,326 for the period March 16, 2010 to December 31, 2010.

Interest expense increased by $16,465 or 835% to $18,438 for the nine months ended September 30, 2011 versus $1,973 for the period March 16, 2010 to December 31, 2010 due to more debt outstanding.

The net result for the nine months ended September 30, 2011 was a loss of $605,404 or $0.20 per share compared to a loss of $579,986 or $0.23 per share.  The main reason for the loss was due to changing the business focus from the retro fitting of trailers to manufacture and sales of hydroponic and lighting components.

Additionally, the Company has added the following disclosure beginning on page 11:

Cash and Cash Equivalents

As of September 30, 2011, we had cash of $22,706.  We anticipate that a substantial amount of cash will be used as working capital and to execute our strategy and business plan. As such, we further anticipate that we will have to raise additional capital through debt or equity financings to fund our operations during the next 6 to 12 months.  We have continually added cash through sales related to our normal operation.  Inventories as of September 30, 2011 were $349,730 with pre-paid inventories amounting to $270,078.

Additionally, the Company has added the following disclosure to the Liquidity and Capital Resources section on page 11:

As at September 30, 2011 we have $716,961 in current assets, and $559,569 in current liabilities.  This represents an increase in current assets of $430,874 at December 31, 2010 and a increase in current liabilities of $287,426 at December 31, 2010.  As of September 30, 2011, our total assets were $778,704 and our total liabilities were $559,569.  This represents an increase in total assets of $438,272 at June 30, 2011.  Our current cash requirements are significant due to the planned development and expansion of our business, including intellectual property development, initial field trials and planning as well as establishing a broader sales force and marketing campaign. During the nine month period ended September 30, 2011 as well as full year 2010, we funded our operations from the proceeds of private capital raises in conjunction with proceeds from normal business operations. We are currently reliant on short term financing arrangements to meet our short-term and long-term obligations.  Changes in our operating plans, increased expenses, acquisitions, or other events, may cause us to seek additional equity or debt financing in the future.  For the period of full year 2010 thru September, 31 2011 we used net cash of $1,588,258 in operating activities.  Net cash from investing activities totaled a negative $74,853. For the same period net cash from financing activities totaled $1,685,817.  Our management believes that we will be able to generate sufficient revenue or raise sufficient amounts of working capital through debt or equity offerings, as may be required to meet our short-term and long-term obligations. Such working capital will most likely be obtained through equity or debt financings until such time as our operations are producing revenue in excess of operating expenses.  There are no assurances that we will be able to raise the required working capital on terms favorable, or that such working capital will be available on any terms when needed.

Additionally, the Company has added the following disclosure beginning on page 11:

Revenue Recognition

For full year 2010 net sales consisted primarily of sales of our portable hydroponic units the Big Bud and little Bud. At the end of the first quarter 2011 the Company changed its direction by making sales of hydroponic and lighting components its primary focus.  The Company began to relax its resources on the sales, marketing and construction of their proprietary mobile cultivation chambers and entered the research a development phase for bringing their retail product line to market.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. For most of the Company’s product sales, these criteria are met at the time the product is shipped. For online sales to individuals and for certain other sales, the Company defers recognition of revenue until the customer receives the product because the Company retains a portion of the risk of loss on these sales during transit. The Company recognizes revenue from the sale of lighting and hydroponic hardware.

Research and Development

We remain committed to innovation as a key element of Terra Techs Mission. Our development efforts are focused on designing and creating products, solutions that anticipate customers' changing needs in the emerging controlled agriculture industry. Our efforts also are focused on identifying the areas where we believe we can make a unique contribution and the areas where partnering with other leading companies in the industry will leverage our cost structure and maximize our customers' value.

Expenditures for research and development were $3.3 billion in 9 months ending Sept, 30 2011 and $3.0 billion in full year 2010.  We anticipate that we will continue to have significant research and development expenditures in the future in an effort to deliver innovative, high-quality products to our highly competitive market.

In 2010 the company incurred significant costs associated with research and development associated with the fabrication of their mobile hydroponic units.  In addition to R&D expenses the Company spent additional capital on sales and marketing in an effort to create consumer and brand awareness.

The Company incurred additional costs associated with the launch of their new product lineup throughout 2011.  In addition, during the transition from selling mobile units to components the company experienced a decline in sales for April and May 2011.  This decline was directly associated with focusing the companies resources on the development of our products.  Throughout 2011 we continually added and expanded our product line and spent additional capital on product improvements as well as design and efficiency upgrades.

Domestic & International Manufacturing

Through full year 2011 we have spent resources on establishing and sourcing relationships with our international manufacturing partners.  We have built strong relationships with partners that have tremendous expertise as well as research and development teams that we have been working closely with in both designing and manufacturing.  All of our transactions are in US dollar denominated currency, which reduces our risk of currency fluctuations and allows us to effectively manage our margins more efficiently.

We manufacture our mobile hydroponic units domestically out of our 12,000 sq ft facility in Oakland, Ca.  We currently utilize a single production line to produce our products and to meet projected demand.  We have the space to expand up to 2 additional lines if needed to meet market demand.

Inventory Valuation and Inventory Purchase Commitments

For some of our products the Company must order components for its products and build inventory in advance of product shipments. The Company records a write-down for inventories of components and products, including third-party products held for resale, which have become obsolete or are in excess of anticipated demand or net realizable value. The Company performs a detailed review of inventory each fiscal quarter that considers multiple factors including demand forecasts, product life cycle status, and relevance in current and future manufacturing, current sales levels, and component cost trends. If future demand or market conditions for the Company’s products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, the Company may be required to record additional write-downs, which would negatively affect its results of operations in the period when the write-downs were recorded.

Business Outlook

We plan to generate sales through two primary sources:

Commercial AG - Commercial agriculture is beginning to migrate to controlled indoor environments. Every year the US loses significant portions of its' fertile agricultural land due to urbanization. In an effort to sustain our population cultivation is moving both indoors as well as vertical. Indoor cultivation allows urban farmers to have multiple harvests throughout the year while maximizing their production of healthy and nutrient dense fruits and vegetables. For example, over 40% of all fresh tomatoes sold in U.S. retail stores are now greenhouse grown. We work with you to help design, develop and manufacture cultivation system, which will both maximize you space and mitigate your energy costs. From rooftop/vertical hydroponic and aeroponic systems to custom designed greenhouse management systems Terra Tech is continually developing products and working with strategic partners, like Bayer Crop Sciences, to continually capture market share of this growing industry.

Retail AG – Through our subsidiary GrowOp Technology Ltd. we design and manufacture an advanced and affordable line of horticulture equipment for the discerning grower. We believe in affordable access to top quality products. We have searched the globe and worked closely with expert horticulturists, engineers, and scientists to bring to the market some of the most unique and efficient designs. GrowOp Tech operates out of its warehouse facility located on over an acre in Oakland, Ca.

In addition to our organic growth through Terra Tech's commercial manufacturing and GrowOp Technology's retail brand we intend to acquire to accelerate growth.  We are focused on well-positioned market participants that have a competitive advantage in their respective segment in addition to generating strong operating cash flow.

• Fragmented market consists of smaller scale inefficient manufacturers and distribution companies. With our brand recognition and experienced management team we can maximize productivity, provide economies of scale and increase profitability through our public market vehicle.
• Acquiring unique products and niche players where barriers to entry are high and margins are robust providing them with a broader outlet for their products
• Second stage-Acquire multiple production facilities to capture the market vertical from manufacturing to production up to retail.
• For Comparative purposes we are comparing our full year 2010 results, which illustrates 9.5 months of operations from March 16, 2010 to December 31, 2010 to our 9 months ending September 30 2011 results.

10.
We note that you have included a discussion about current liabilities within the section labeled “Results of Operations.” Please revise to place any discussion pertaining to balance sheet items under “Liquidity and Capital Resources” or other separate heading. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Company response:  The Company has deleted the following text on page 11:

Total Current Liabilities

Total current liabilities for the nine months ended September 30, 2011 were $559,569, compared with $272,143 for the period from March 16, 2010 (Inception) until the fiscal year ended December 31, 2010.

Additionally, the Company has deleted the “Total Current Liabilities” line item in the chart on page 10 and expanded the Liquidity and Capital Resources section on page 10, as noted in the Company’s response to comment number 9 in this letter.

11.
We note the disclosure of total expenses of $586,166 and $578,013 for the nine months ended September 30, 2011 and the period March 16, 2010 (inception) to December 31, 2010, respectively.  Based on the disclosures in the Condensed Statements of Operations these amounts appear to relate to the loss from operations. Please revise to reconcile the description in your MD&A to the statements of operations.

Company response:  The Company has changed the “Total Expenses” line item in the chart on page 10 to state “Total Selling, General and Administrative Expenses” and increased the disclosed amounts accordingly.

Additionally, the “Total Expenses” section on page 10 has been revised to state:

Total Selling, General and Administrative Expenses

Total selling, general and administrative expenses for the nine months ended September 30, 2011 were $776,185 compared with $461,989 for the period from March 16, 2010 (Inception) until the fiscal year ended December 31, 2010.

Liquidity and Capital Resources, page 11

12.
We note your disclosure that you “may require additional capital investments or borrowed funds to meet cash flow projections and carry forward [y]our business objectives” and you anticipate that your revenues will be adequate to provide the minimum operating cash requirements to continue as a going concern. However, we also note that you have incurred significant losses from operations for both periods recorded since your inception. Please explain to us the basis for your statement that you expect your revenues will cover your “minimum operating cash requirements.” Alternatively, revise your disclosures as appropriate to accurately portray your liquidity needs. Refer to Item 303(a)(1) of Regulation S-K.

Company response:  The Company has deleted the following sentence under the Liquidity and Capital Resources Section on page 11:  “For the next twelve months, we anticipate that our revenues will be adequate to provide the minimum operating cash requirements to continue as a going concern.”

Additionally, the Company added the following text to the same section:  “Since inception, the Company has obtained new equity capital and debt financing funds that were needed to finance operations during the reporting period.”

Going Concern, page 11

13.
We note that discussion in this section is generally based on the going concern opinion issued by your auditors. In reference to your working capital, please revise to include the most recent period included in your financial statements – i.e., September 30, 2011. Further in that regard, reconcile the amounts of the working capital deficits to those recorded on the balance sheet. For example, as of the year ended December 31, 2010, it appears that your working capital was $13,944 rather than a deficit of $88,438.

Company response:  The Company has replaced its discussion under the Going Concern section on page 11 with the following disclosure:

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  As of September 30, 2011 and December 31, 2010, the Company has a working capital surplus of $157,392 and $13,944, respectively.  As of September 30, 2011 the Company had an accumulated deficit of $1,185,390.  The Company will be dependent upon the raising of additional capital through placement of our common stock in order to implement its business plan, or by merging with an operating company. There can be no assurance that the Company will be successful in either situation in order to continue as a going concern. The Company’s future success is dependent upon its ability to achieve profitable operations and generate cash from operating activities, and upon additional financing.  Management believes they can raise the appropriate funds needed to support their business plan and develop an operating, cash flow positive company.

Critical Accounting Policies, page 12

14.
We note that within this critical accounting policy section, you have duplicated the disclosures included in the footnotes to your financial statements identified as “significant accounting policies.” While accounting policy footnotes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise this section to include these disclosures within MD&A as a separate discussion of only your critical accounting policies to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in connection with your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Company response:  The Company has replaced its discussion under the Critical Accounting Policies section on page 15 with the following disclosure:

Our material accounting policies, which we believe are the most critical to an investors understanding of our financial results and condition, are discussed below. Because we are still early in our enterprise development, the number of these policies requiring explanation is limited. As we begin to generate increased revenue from different sources, we expect that the number of applicable policies and complexity of the judgments required will increase.

Currently, our policies that could require critical management judgment are in the areas of revenue recognition, reserves for accounts receivable and inventory valuation.

Revenue Recognition: We recognize revenue from sales net of discounts, rebates, promotional adjustments, price adjustments and estimated returns and upon transfer of title and risk to the customer which occurs at shipping (F.O.B. terms) .   Upon shipment, the Company has no further performance obligations and collection is reasonably assured as the majority of sales are paid for prior to shipping.

Valuation of Deferred Taxes: We account for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

Valuation of Equity Instruments Granted To Investors: On the date of issuance, the instruments are recorded at their fair value as determined using the Black-Scholes valuation model. See Note 10 to the condensed financial statements accompanying this report for the assumptions used in the Black-Scholes valuation.

Allowance for Accounts Receivable: We estimate losses from the inability of our customers to make required payments and periodically review the payment history of each of our customers, as well as their financial condition, and revise our reserves as a result.

Security Ownership of Certain Beneficial Owners and Management, page 16

15.	Please note that for purposes of this table, a person is deemed to beneficially own the securities held by his spouse, whether or not he disclaims such ownership. Please revise as appropriate.

Company response:  The Company has revised the referenced table on page 16 to disclose beneficial ownership by spouses, namely Derek Peterson and Amy Almsteier.

Directors and Executive Officers, page 17

16.	We note that your table of executive officers does not include a chief financial officer. Please advise.

Company response:  At the time of the filing of the Form 8-K, the Company did not have a Chief Financial Officer.  Mr. Peterson was the principal accounting officer and principal financial officer.  Since the filing of the Form 8-K, the Company has appointed a Chief Financial Officer, Michael James, and the Company has revised the tables on page 16  and page 17 to disclose to Mr. James as the Company’s Chief Financial Officer.

17.
Please revise to briefly discuss the specific experience, qualifications, attributes, or skills that led to your conclusion that each of your directors should serve as director in light of your business and structure. See Regulation S-K Item 401(e).

Company response:  On pages 17 and 18, the Company has disclosed for each director and executive officer the specific experience, qualifications, attributes, or skills that led to the Company’s conclusion that each such person should serve as director in light of the Company’s business and structure.

Legal Proceedings, page 19

18.	Please explain the reference to “the Offering.”

Company response: The Company has deleted the text “or the Offering” on page 19 because it was a typographical error.

Certain Relationships and Related Transactions, page 19

19.	Please reconcile your disclosure here with disclosure in Note 13 in Exhibit 99.1.

Company response:  The Company has deleted the disclosure under the referenced section on page 19 and disclosed in its place the disclosure from Note 13, to wit:

The Company has entered into an agreement to acquire 100% of the outstanding stock of GrowOp Technologies, Ltd.  The Company has issued 33,998,520 shares of common stock for the acquisition.  In connection with the acquisition, the Company issued 100 shares of Series A Preferred stock.  The Series A Preferred stock conversion rate is 1 Series A Preferred share equals 100 shares of common.  The Company also issued 14,750,000 shares of Series B Preferred stock.  Each share of Series B Preferred stock converts into 5.38425537 shares of common.  The company redeemed 199,999,990 shares of common stock.

Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 24

20.
We note your disclosure that you have had no changes to your certified independent  accountants within the past two fiscal years other than the change that occurred on November 5, 2009. It appears that the reverse acquisition of GrowOp Technology with Private Secretary resulted in a change in accountant requiring the filing of an Item 4.01 Form 8-K within four business days of the change in accountants. Please tell us when you intend to file the Item 4.01 Form 8-K.

Company response:  The Company will file by way of a separate Form 8-K disclosing the change in independent public accounting firm, and expects to do so not later than April 20, 2012.

Effective Date, page 26

21.
We note that your preferred stock will be authorized on February 26, 2012.  Please update your disclosure throughout your filing regarding the issuance of your preferred shares.  Please include updated disclosure to indicate whether the preferred shares were issued in satisfaction of debt owed to officers as referred to in Note 13 to GrowOp Technology Ltd.’s financial statements.

Company response:  The Company has included as Exhibits 3.2 and 3.3 copies of the Certificates of Designation for the Company’s Series A Preferred Stock and Series B preferred Stock.  Additionally, the Company has updated its disclosure in response to this comment on pages 3, 16, 21, 26, 27 and 28.

Exhibit 99.1

Condensed Statement of Stockholders’ Equity, page 5

22.
We note the value assigned to warrants issued during the interim period ended September 30, 2011. We further note the disclosures in Notes 9 and 10 about the warrant expenses recognized during that period related to 100,000 shares of common stock issued in August 2011. In regards to warrants received by subscribers of other common shares issued in private placements during the year ended December 31, 2010 (518,800) and the nine months ended September 30, 2011 (412,600), please explain to us why there were no fair values recognized based on the Black-Scholes model or other valuation method.

Company response:  When calculating the Black-Scholes for the warrants issued during the year ended December 31, 2010 and the 412,600 issued during the period ended September 30, 2011 the valuation attributable to those warrants were zero.

23.
As a related matter, please revise to disclose the valuation method and significant assumptions used to value the warrants. Refer to paragraph 718-10-50-2.f. of the FASB Accounting Standards Codification.

Company response:  Please see the revised note 10 to the financial statements in Exhibit 99.2 for disclosure of the valuation method and significant assumptions used to value the warrants.

Note 1. Summary of Significant Accounting Policies, page 8

Cost of Goods Sold, page 10

24.
We note from your disclosure here that you changed the focus of your business in late 2010 to “manufacturing” hydroponic equipment. Conversely, we note from your disclosure for prepaid inventory that it “represents deposits made to foreign manufacturers for purchase orders of specific inventory.” Further supporting this position is disclosure in Note 4 that your inventories consist exclusively of finished goods. Please explain to us how you are manufacturing hydroponic equipment when there is no indication of raw materials and work-in-process included in your inventory assets and your investment in fixed assets to produce such is minimal.

Company response:  The inventory that is manufactured for the hydroponic equipment is manufactured and purchased from various contractor manufactures located in China.  The Company provides the specific designs and specifications to the manufacturer of the products.  The equipment used to manufacture the inventory is owned and operated by the contract manufacturer.

Revenue Recognition, page 9

25.
Please tell us and revise to disclose whether you recognize revenue based on the gross amount billed to customers or the net amount retained in accordance with paragraph 605-45-05 of the FASB Accounting Standards Codification for hydroponic equipment sales. Include in your response a discussion of the factors listed in paragraphs 605-45-45-3 through 605-45-45-18 of the FASB Accounting Standards Codification.

Company response:  The sales reflected in the financial statements reflect the net amount retained.  Please see the Company’s response to comment number 9.

Recent Accounting Pronouncements, page 11

26.
We note your disclosure on page 12 that “other than the events in Note 18, the Company is not aware of any subsequent events.” However, we do not see where you have included a discussion of subsequent events, including a discussion of the reverse merger transaction. Please revise or advise.

Company response:  The report of the independent public accounting firm is dated February 6, 2012.  The Company was in discussions for a transaction, but did not agree to a transaction until subsequent to February 6, 2012.

27.
As a related matter, we note that you evaluated subsequent events through December 19, 2011, the date the financial statements were available to be issued. However, your audit opinion is dated February 6, 2012. Please tell us, and revise as necessary, how your financial statements were available to be issued prior to the completion of the audit.

Company response:  As noted in the Company’s response to comment number 26, the report of the independent public accounting firm is dated February 6, 2012.  The Company was in discussions for a transaction, but did not agree to a transaction until subsequent to February 6, 2012.

Exhibit 99.2

Pro Forma Financial Statements

28.
The pro forma financial statements presented as Exhibit 99.2 do not appear to comply with the guidance in Article 11 of Regulation S-X. For example, we note that you include pro forma adjustments for the balance sheet with no description of the basis for the entry, which does not appear to be in accordance with Rule 11-02(b)(1) of Regulation S-X. Similarly, with the absence of a pro forma statement of operations for the year ended December 31, 2010 of the accounting acquirer, the form and content is not in compliance with Rule 11-02(b) of Regulation S-X. Please amend this Form 8-K to include pro forma financial statements for the appropriate periods, in columnar form, showing both historical financial information of GrowOp Technologies Ltd. and Private Secretary, Inc., and reflecting appropriate pro forma adjustments referenced to footnotes explaining all assumptions made in your presentation. In addition, include an introductory paragraph that clearly explains the transaction being presented, the entities involved and what the pro forma presentation is intended to show.

Company response:  The Company has included revised pro forma financial statements in compliance with the guidance in Article 11 of Regulation S-X as Exhibit 99.2

Additionally, attached hereto as Exhibit “A”, please find the written statement from the Company containing the

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

EXHIBIT A

Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

April 18, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Terra Tech Corp.
Current Report on Form 8-K
Filed February 10, 2012
Amendment No. 1 to Current Report on Form 8-K
Filed February 21, 2012
Amendment No. 2 to Current Report on Form 8-K
Filed February 28, 2012
File No. 000-54258

Dear Ms. Ravitz:

Pursuant to the staff’s comment letter dated March 26, 2012, Terra Tech Corp., a Nevada corporation (the “Company”), hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the referenced Current Report on Form 8-K and any amendments thereto, including any definitive filing thereof;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Thomas E. Puzzo, Esq., at (206) 522-2256, with any questions, comments or other communications to the Company.

Very truly yours,

TERRA TECH CORP.

/s/ Derek Peterson

Derek Peterson
Chief Executive officer